Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 21, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 1, 2025
File No. 333-287044

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. (“Company”), we respond as follows to the Staff’s comment letter, dated August 20, 2025, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the previous amendment to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 3 to Registration Statement on Form S-1 filed August 1, 2025

Prospectus Summary

Solana-centric digital asset treasury strategy, page 9

1.	Please revise to provide additional disclosure regarding Solana and your staking plans. For example:

•

Provide a discussion of Solana “tokenomics” discussing the past and current supply of Solana, how new Solana is created, any burn mechanism, the amount of Solana locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.

•	Include a discussion of the Solana ecosystem and a description of the lifecycle of the Solana token.
•

Please disclose your policies and procedures regarding your plans to stake Solana. For example, state how much of your Solana you intend to stake and provide greater detail explaining how your agreement with the staking provider will operate.

•	If material, add a risk factor addressing any liquidity risks related to your staking plans.

                We have revised the disclosure on pages 10 and 30 of the Registration Statement as requested.

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General

2.

We note from the current report on Form 8-K filed by Classover Holdings, Inc. on July 18, 2025, that your certificate of incorporation has been amended to increase the total number of authorized shares of Class B Common Stock from 450,000,000 to 2,000,000,000. Please revise where appropriate throughout the registration statement, including the description of securities, to reflect this update, and file the amendment as an exhibit to the registration statement.

We have revised the disclosure throughout the Registration Statement, and filed the amendment to the certificate of incorporation as an exhibit to the Registration Statement, as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Hui Luo, CEO

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